

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2011

Via E-mail
Richard Aland, Chief Executive Officer
Accelerated Acquisitions V, Inc.
12720 Hillcrest Road, Suite 1045
Dallas, Texas 75230

> **RE:** **Accelerated Acquisitions V, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed March 28, 2011**
> **File No. 333-167939**
> **From 10-K for the Fiscal Year December 31, 2010**
> **Filed March 24, 2011**
> **File No. 0-53394**

Dear Mr. Aland:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one of our letter dated February 16, 2011, and we reissue it in part. Your response indicates that the statement was deleted; however, the reference to pooling "motor fuels with aggregated volumes ranging from 28 - 72 million gallons" still appears on your website. Please advise.

Management's Discussion and Analysis, page 29

2. We note from page 31 that you received a letter from Accelerated Venture Partners, LLC ("AVP") for the termination of the Consulting Agreement. Please discuss the reasons for the termination; the amount, if any, you are obligated to pay AVP; and the impacts the

Richard Aland
Accelerated Acquisitions V, Inc.
April 5, 2011
Page 2

termination has on your current plan of operation. In addition, file a complete Consulting Agreement as it appears the Consulting Agreement filed as Exhibit 10-2 to your S-1/A filed on September 3, 2010 is incomplete.

3.   In this regard, you should delete disclosure of details, such as the $5 million, $10 million, and $15 million milestone payments and triggers, to the extent they no longer apply due to the termination. Also, advise us why you have not filed the February 22, 2011 letter from Accelerated Venture Partners, LLC as an exhibit to the registration statement pursuant to Item 601(b) of Regulation S-K.

Liquidity and Capital Resources, page 33

4.   We note the revised disclosure on page 32 regarding the company's liquidity position and the "requirements of its Business Plan and … growth targets." In light of the over $6 million you state you will need in the short term, revise your management's discussion and analysis to identify and describe the separate "requirements" of your business plan, and clarify any significant assumptions underlying them.

Report of Independent Registered Public Accounting Firm, page 42

5.   Please provide a revised report of independent registered public accounting firm in your next amendment that includes the name of the company in the opinion paragraph of the audit report. You should similarly revise the audit report included in your Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 9A. Controls and Procedures, page 30

6.   Please amend your Form 10-K to provide the disclosures set forth in Item 308T(a) of Regulation S-K related to management's annual report on internal control over financial reporting.

        You may contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Janice McGuirk, examiner, at (202) 551-3395 or Jim Lopez, legal reviewer, at (202) 551-3536.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director